Compound Projects, LLC

20 Clinton Street

New York, NY 10002

March 5, 2020

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Division of Corporate Finance

Office of Real Estate & Construction

Attn. Stacie Gorman

Re:	Compound Projects, LLC
Form 1-A/A
Filed February 18, 2020
File No. 024-11133

Ms. Gorman,

We hereby submit the responses of Compound Projects, LLC (the “Company”) to the telephonic comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received on March 5, 2020, with respect to the Form 1-A, Amendment No. 3, publicly filed with the Commission on February 18, 2020.

For the convenience of the Staff, we have listed below, in summary fashion, each of the Staff’s comments followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Compound Platform Capabilities; Listing of Interests; Ability to Sell Interests through the App

Response: We do not intend to commence our Regulation A offering until after the offering has been qualified by the Commission. Upon qualification of an offering of a particular series of the Company, investors will be able to purchase interests in that series through Compound’s mobile app. Investors will not be able to sell their interests through the mobile app. In the future, we may decide to list the interests, for initial purchase and for resale, on a Commission regulated alternative trading system (“ATS”). North Capital Private Securities Corp. (“North Capital”), a Commission registered broker-dealer and member of FINRA, which is the broker of record for our Series #Reach offering, is working on the development of an ATS. We do not know, however when that ATS will be operational or approved by the Commission, if at all. If we do decide to list series interests on an ATS, we expect to list on North Capital’s ATS, after it becomes operational. We do not expect to list any interests on an ATS during the first half of 2020. In the event that we do decide to list our interests on an ATS, we would endeavor to allow for buy and sell orders to be sent through our mobile app to the ATS. We have not begun development of this App capability and we have no near term plans to do so.

References in the Form 1-A to the Regulation CF offering.

Response: In response to the Staff’s comment, we will make the following revisions to the offering circular in our initial post-qualification prospectus:

1. We will remove the following reference to the Regulation CF offering:

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Regulation CF Offering

We are currently offering up to 20,000 Series #Reach Interests at an offering price of $4.90 per interest in a Regulation CF offering through OpenDeal Portal LLC (dba “Republic”) and our Regulation CF offering statement filed with the Securities and Exchange Commission on January 13, 2020, as amended. As of the date of this offering circular, we have not reached our target amount of and have not closed on the sale of any Series #Reach Interests under the Regulation CF Offering. We intend that once this Regulation A offering is qualified by the Securities and Exchange Commission, we will discontinue the Regulation CF offering prior to beginning offers and sales under this Offering.

2. We will remove reference to the Regulation CF offering in “Use of Proceeds”.

3. We will remove the following statement in “Description of Business—The Compound Platform”:

We intend to distribute the Interests in Series #Reach and in our other future Series exclusively through the Compound Platform.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Jesse Stein, Chief Operating Officer of the Company at (347) 585-8798 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

Compound Projects, LLC
By: Compound Asset Management, LLC, its managing member

By:	/s/ Janine Yorio

Janine Yorio
Chief Executive Officer